Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited)

1	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.
	March 31,	December 31,
As at (in millions of Canadian dollars)	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$317	$249
Accounts receivable and other current assets (Note 5)	1,408	1,369
Prepaid expenses	104	102
Inventories	394	422
Regulatory assets (Note 6)	547	470
Total current assets	2,770	2,612
Other assets	687	670
Regulatory assets (Note 6)	3,148	3,118
Property, plant and equipment, net	36,069	35,998
Intangible assets, net	1,281	1,291
Goodwill	11,659	11,792
Total assets	$55,614	$55,481

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$235	$132
Accounts payable and other current liabilities	2,314	2,321
Regulatory liabilities (Note 6)	430	441
Current installments of long-term debt (Note 7)	1,276	1,254
Total current liabilities	4,255	4,148
Other liabilities	1,562	1,599
Regulatory liabilities (Note 6)	2,647	2,662
Deferred income taxes	3,377	3,344
Long-term debt (Note 7)	23,089	23,113
Finance leases	338	331
Total liabilities	35,268	35,197
Commitments and contingencies (Note 13)
Equity
Common shares (1)	13,944	13,819
Preference shares	1,623	1,623
Additional paid-in capital	10	11
Accumulated other comprehensive income	(133)	34
Retained earnings	3,328	3,210
Shareholders' equity	18,772	18,697
Non-controlling interests	1,574	1,587
Total equity	20,346	20,284
Total liabilities and equity	$55,614	$55,481

(1) No par value. Unlimited authorized shares. 469.4 million and 466.8 million issued and outstanding as at March 31, 2021 and December 31, 2020, respectively.

See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars,
except per share amounts)	2021	2020

Revenue	$2,539	$2,391

Expenses
Energy supply costs	849	750
Operating expenses	650	626
Depreciation and amortization	372	357
Total expenses	1,871	1,733
Operating income	668	658
Other income, net (Note 9)	50	9
Finance charges	252	256
Earnings before income tax expense	466	411
Income tax expense	70	58
Net earnings	$396	$353

Net earnings attributable to:
Non-controlling interests	$25	$25
Preference equity shareholders	16	16
Common equity shareholders	355	312
	$396	$353

Earnings per common share (Note 10)
Basic	$0.76	$0.67
Diluted	$0.76	$0.67

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars)	2021	2020

Net earnings	$396	$353

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains, net of hedging activities and income tax (expense) recovery of $(2) million and $12 million, respectively	(189)	1,202
Other, net of income tax recovery of $nil and $9 million, respectively	2	(21)
	(187)	1,181
Comprehensive income	$209	$1,534

Comprehensive income attributable to:
Non-controlling interests	$5	$150
Preference equity shareholders	16	16
Common equity shareholders	188	1,368
	$209	$1,534

See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars)	2021	2020

Operating activities
Net earnings	$396	$353
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	324	321
Amortization - intangible assets	34	32
Amortization - other	14	4
Deferred income tax expense	46	59
Equity component, allowance for funds used during construction (Note 9)	(22)	(14)
Other	20	47
Change in long-term regulatory assets and liabilities	14	(58)
Change in working capital (Note 11)	(87)	(154)
Cash from operating activities	739	590
Investing activities
Capital expenditures - property, plant and equipment	(764)	(1,111)
Capital expenditures - intangible assets	(40)	(51)
Contributions in aid of construction	14	17
Other	(48)	(44)
Cash used in investing activities	(838)	(1,189)
Financing activities
Proceeds from long-term debt, net of issuance costs	94	359
Repayments of long-term debt and finance leases	(6)	(17)
Borrowings under committed credit facilities	1,267	1,756
Repayments under committed credit facilities	(1,155)	(1,263)
Net change in short-term borrowings	106	(132)
Issue of common shares, net of costs and dividends reinvested	35	34
Dividends
Common shares, net of dividends reinvested	(147)	(213)
Preference shares	(16)	(16)
Subsidiary dividends paid to non-controlling interests	(18)	(25)
Other	9	3
Cash from financing activities	169	486
Effect of exchange rate changes on cash and cash equivalents	(2)	15
Change in cash and cash equivalents	68	(98)
Cash and cash equivalents, beginning of period	249	370
Cash and cash equivalents, end of period	$317	$272

Supplementary Cash Flow Information (Note 11)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2020	466.8	$13,819	$1,623	$11	$34	$3,210	$1,587	$20,284
Net earnings	—	—	—	—	—	371	25	396
Other comprehensive loss	—	—	—	—	(167)	—	(20)	(187)
Common shares issued	2.6	125	—	(2)	—	—	—	123
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(18)	(18)
Dividends declared on common shares ($0.505 per share)	—	—	—	—	—	(237)	—	(237)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	1	—	—	—	1
As at March 31, 2021	469.4	$13,944	$1,623	$10	$(133)	$3,328	$1,574	$20,346

As at December 31, 2019	463.3	$13,645	$1,623	$11	$336	$2,916	$1,582	$20,113
Net earnings	—	—	—	—	—	328	25	353
Other comprehensive income	—	—	—	—	1,056	—	125	1,181
Common shares issued	0.9	43	—	(2)	—	—	—	41
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(25)	(25)
Dividends declared on common shares ($0.4775 per share)	—	—	—	—	—	(223)	—	(223)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	1	—	—	(6)	(5)
As at March 31, 2020	464.2	$13,688	$1,623	$10	$1,392	$3,005	$1,701	$21,419

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the United States tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company, UNS Electric, Inc. and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc,. which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated

Energy Infrastructure: Long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis.

6	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
2. REGULATORY DEVELOPMENTS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2020 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2021 follows.

ITC
Transmission Incentives: In April 2021, the Federal Energy Regulatory Commission ("FERC") issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR initiated in March 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") return on common equity ("ROE") incentive adder for existing RTO members, like ITC, that have been members longer than three years. The timeline for FERC to issue a final ruling in this proceeding as well as the likely outcome and potential impacts to Fortis cannot be determined at this time.

Central Hudson
General Rate Application: In August 2020, Central Hudson filed a rate application with the New York State Public Service Commission ("PSC") requesting an increase in electric and natural gas delivery revenue of $44 million and $19 million, respectively, effective July 1, 2021. In January 2021, Central Hudson filed a notice of impending settlement negotiations and the first settlement conference was held in February 2021. An order from the PSC is expected in 2021.

COVID-19 Proceeding: The generic proceeding initiated by the PSC in June 2020 to identify and address the financial effects of the novel coronavirus ("COVID-19") pandemic and any associated cost recovery is ongoing. The potential impacts of this proceeding are unknown at this time.

FortisBC Energy and FortisBC Electric
Generic Cost of Capital ("GCOC") Proceeding: In January 2021, the British Columbia Utilities Commission issued a notice that a GCOC proceeding will be initiated in the second quarter of 2021 and will include a review of the common equity component of capital structure and the allowed ROE effective January 1, 2022. In March 2021, participants were invited to comment on the scope of the proceeding, including the proposed effective date.

FortisAlberta
GCOC Proceeding: In March 2021, the Alberta Utilities Commission ("AUC") concluded the 2022 GCOC proceeding and extended the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2022. The Office of the Utilities Consumer Advocate has filed an application seeking permission to appeal the decision to the Alberta Court of Appeal.

2023 Generic Cost of Service ("COS") Proceeding and Evaluation of Performance-Based Rate-Setting ("PBR"): In March 2021, the AUC initiated: (i) a generic COS proceeding to establish the process for setting 2023 rates; and (ii) a generic proceeding to evaluate the effectiveness of the past and current PBR plans to determine whether a third PBR term should be established. The rates established for 2023 under the COS proceeding may be used as going-in rates for a subsequent PBR term. Decisions on the timing and form of both proceedings are expected in the second quarter of 2021.

Independent System Operator Tariff Proceeding: In April 2021, the AUC issued a decision confirming that distribution facility owners, such as FortisAlberta, will no longer be permitted to earn a return on contributions made to the Alberta Electric System Operator on a prospective basis from the date of the decision. Contributions made prior to that date are not impacted. This decision is not expected to have a material financial impact on the Corporation.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

7	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
3. ACCOUNTING POLICIES (cont'd)

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with US GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2020 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues and expenses. Actual results could differ from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2020 Annual Financial Statements.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2021 and 2020.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $8 million for the three months ended March 31, 2021 (2020 - $7 million) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at March 31, 2021, accounts receivable included approximately $30 million due from Belize Electricity (December 31, 2020 - $28 million).

Fortis periodically provides short-term financing, the impacts of which are eliminated on consolidation, to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. There were no inter-segment loans outstanding as at March 31, 2021 and December 31, 2020. Interest charged on inter-segment loans was not material for the three months ended March 31, 2021 and 2020.

8	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)

4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
Quarter ended March 31, 2021		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	426	522	285	586	158	120	413	2,510	29	—	—	2,539
Energy supply costs	—	200	81	254	—	39	274	848	1	—	—	849
Operating expenses	117	177	131	84	39	30	49	627	9	14	—	650
Depreciation and amortization	72	83	23	71	57	16	45	367	4	1	—	372
Operating income	237	62	50	177	62	35	45	668	15	(15)	—	668
Other income, net	9	16	9	2	1	1	—	38	—	12	—	50
Finance charges	79	28	12	36	26	18	18	217	—	35	—	252
Income tax expense	41	5	8	32	2	2	5	95	1	(26)	—	70
Net earnings	126	45	39	111	35	16	22	394	14	(12)	—	396
Non-controlling interests	23	—	—	—	—	—	2	25	—	—	—	25
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	103	45	39	111	35	16	20	369	14	(28)	—	355
Goodwill	7,710	1,735	567	913	228	235	244	11,632	27	—	—	11,659
Total assets	20,360	10,744	3,994	7,745	5,128	2,465	4,269	54,705	730	225	(46)	55,614
Capital expenditures	302	152	61	93	104	28	63	803	1	—	—	804

Quarter ended March 31, 2020
($ millions)
Revenue	433	473	280	466	152	114	448	2,366	25	—	—	2,391
Energy supply costs	—	167	78	160	—	39	305	749	1	—	—	750
Operating expenses	118	158	134	82	38	27	51	608	8	10	—	626
Depreciation and amortization	73	81	22	60	55	15	46	352	4	1	—	357
Operating income	242	67	46	164	59	33	46	657	12	(11)	—	658
Other income, net	4	(3)	9	1	1	1	3	16	—	(7)	—	9
Finance charges	80	28	12	36	26	18	19	219	—	37	—	256
Income tax expense	43	8	8	23	2	1	4	89	3	(34)	—	58
Net earnings	123	28	35	106	32	15	26	365	9	(21)	—	353
Non-controlling interests	22	—	—	—	—	—	3	25	—	—	—	25
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	101	28	35	106	32	15	23	340	9	(37)	—	312
Goodwill	8,630	1,943	634	913	228	235	266	12,849	27	—	—	12,876
Total assets	21,676	11,426	4,120	7,297	4,884	2,359	4,342	56,104	727	365	(177)	57,019
Capital expenditures	249	509	73	121	121	28	57	1,158	4	—	—	1,162

9	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is netted against accounts receivable and other current assets, changed from December 31, 2020 and 2019 as follows.

Quarter ended March 31
($ millions)	2021	2020
Beginning of period	(64)	(35)
Credit loss expensed	(7)	(9)
Write-offs, net of recoveries	5	3
Foreign exchange	2	(3)
End of period	(64)	(44)

See Note 12 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2020 Annual Financial Statements. A summary follows.

	As at
	March 31,	December 31,
($ millions)	2021	2020
Regulatory assets
Deferred income taxes	1,705	1,697
Employee future benefits	567	588
Deferred energy management costs	342	334
Rate stabilization and related accounts	288	213
Deferred lease costs	131	122
Manufactured gas plant site remediation deferral	103	107
Derivatives	79	73
Generation early retirement costs	52	55
Other regulatory assets	428	399
Total regulatory assets	3,695	3,588
Less: Current portion	(547)	(470)
Long-term regulatory assets	3,148	3,118

Regulatory liabilities
Deferred income taxes	1,336	1,361
Asset removal cost provision	1,174	1,206
Rate stabilization and related accounts	104	104
Renewable energy surcharge	99	100
Energy efficiency liability	72	83
Employee future benefits	17	43
Other regulatory liabilities	275	206
Total regulatory liabilities	3,077	3,103
Less: Current portion	(430)	(441)
Long-term regulatory liabilities	2,647	2,662

10	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
7. LONG-TERM DEBT

	As at
	March 31,	December 31,
($ millions)	2021	2020
Long-term debt	23,423	23,534
Credit facility borrowings	1,085	980
Total long-term debt	24,508	24,514
Less: Deferred financing costs and debt discounts	(143)	(147)
Less: Current installments of long-term debt	(1,276)	(1,254)
	23,089	23,113

In March 2021, Central Hudson issued 30-year US$75 million unsecured senior notes at 3.29%. The net proceeds were used to repay maturing long-term debt and for general corporate purposes.

In April 2021, FortisBC Energy issued 10-year $150 million unsecured debentures at 2.42%. The net proceeds were used to repay credit facility borrowings, finance capital expenditures and for general corporate purposes.

			As at
Credit facilities	Regulated	Corporate	March 31,	December 31,
($ millions)	Utilities	and Other	2021	2020
Total credit facilities	3,585	1,880	5,465	5,581
Credit facilities utilized:
Short-term borrowings (1)	(235)	—	(235)	(132)
Long-term debt (including current portion) (2)	(740)	(345)	(1,085)	(980)
Letters of credit outstanding	(77)	(47)	(124)	(130)
Credit facilities unutilized	2,533	1,488	4,021	4,339
(1)    The weighted average interest rate was approximately 0.4% (December 31, 2020 - 0.8%).
(2)    The weighted average interest rate was approximately 1.1% (December 31, 2020 - 0.9%). The current portion was $679 million (December 31, 2020 - $651 million).

Credit facilities are syndicated primarily with large banks in Canada and the United States, with no one bank holding more than approximately 25% of the total facilities. Approximately $5.2 billion of the total credit facilities are committed facilities with maturities ranging from 2021 through 2025.

See Note 14 in the 2020 Annual Financial Statements for a description of the credit facilities as at December 31, 2020.

In April 2021, the Corporation's unsecured $500 million revolving term committed credit facility expired and was not renewed.

11	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
8. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

Quarter ended March 31	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2021	2020	2021	2020
Components of net benefit cost
Service costs	28	25	9	8
Interest costs	25	28	5	6
Expected return on plan assets	(45)	(44)	(5)	(5)
Amortization of actuarial losses (gains)	9	8	(1)	(1)
Amortization of past service credits/plan amendments	—	—	—	(1)
Regulatory adjustments	—	(1)	1	1
Net benefit cost	17	16	9	8

Defined contribution pension plan expense for the three months ended March 31, 2021 was $13 million (2020 - $13 million).

9. OTHER INCOME, NET

Quarter ended March 31
($ millions)	2021	2020
Equity component, allowance for funds used during construction	22	14
Non-service benefit cost	11	8
Derivative gains (losses)	9	(7)
Interest income	2	5
Other	6	(11)
	50	9

10. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2021			2020
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
Quarter ended March 31	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Basic EPS	355	467.8	0.76	312	463.9	0.67
Potential dilutive effect of stock options	—	0.4		—	0.7
Diluted EPS	355	468.2	0.76	312	464.6	0.67

12	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
11. SUPPLEMENTARY CASH FLOW INFORMATION

Quarter ended March 31
($ millions)	2021	2020
Change in working capital
Accounts receivable and other current assets	(49)	38
Prepaid expenses	(3)	(4)
Inventories	25	44
Regulatory assets - current portion	(69)	14
Accounts payable and other current liabilities	30	(208)
Regulatory liabilities - current portion	(21)	(38)
	(87)	(154)

Non-cash investing and financing activities
Accrued capital expenditures	326	324
Common share dividends reinvested	89	8
Contributions in aid of construction	12	8

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Cash flow associated with the settlement of all derivatives is included in operating activities on the condensed consolidated interim statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at March 31, 2021, unrealized losses of $79 million (December 31, 2020 - $73 million) were recognized as regulatory assets and unrealized gains of $23 million (December 31, 2020 - $17 million) were recognized as regulatory liabilities.

13	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue and were not material for the three months ended March 31, 2021 and 2020.

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $112 million and terms of one to three years expiring at varying dates through January 2024. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net and were not material for the three months ended March 31, 2021 and 2020.

Foreign Exchange Contracts
The Corporation holds US dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through February 2022 and have a combined notional amount of $240 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net and were not material for the three months ended March 31, 2021 and 2020.

Other Investments
ITC, UNS Energy and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net and were not material for the three months ended March 31, 2021 and 2020.

14	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Recurring Fair Value Measures

The following table presents derivative assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at March 31, 2021
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	42	—	42
Energy contracts not subject to regulatory deferral (2)	—	3	—	3
Foreign exchange contracts and total return swaps (2)	20	—	—	20
Other investments (4)	121	—	—	121
	141	45	—	186

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(98)	—	(98)
Energy contracts not subject to regulatory deferral (5)	—	(15)	—	(15)
	—	(113)	—	(113)

As at December 31, 2020
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	38	—	38
Energy contracts not subject to regulatory deferral (2)	—	6	—	6
Foreign exchange contracts and total return swaps (2)	16	—	—	16
Other investments (4)	126	—	—	126
	142	44	—	186

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(94)	—	(94)
Energy contracts not subject to regulatory deferral (5)	—	(12)	—	(12)
	—	(106)	—	(106)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in other assets
(5)Included in accounts payable and other current liabilities or other liabilities

15	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross
	Amount	Counterparty	Cash
	Recognized	Netting of	Collateral
	on Balance	Energy	Received/
($ millions)	Sheet	Contracts	Posted	Net Amount
As at March 31, 2021
Derivative assets	45	25	10	10
Derivative liabilities	(113)	(25)	(18)	(70)

As at December 31, 2020
Derivative assets	44	26	10	8
Derivative liabilities	(106)	(26)	(9)	(71)

Volume of Derivative Activity

As at March 31, 2021, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	March 31,	December 31,
	2021	2020
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	99	522
Electricity power purchase contracts (GWh)	2,195	2,781
Gas swap contracts (PJ)	164	156
Gas supply contract premiums (PJ)	179	203
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	1,626	1,588
Gas swap contracts (PJ)	22	36
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts. As a result of the impact of the COVID-19 pandemic, certain of the Corporation's utilities temporarily suspended non-payment disconnects. The Corporation has seen an increase in accounts receivable and, accordingly, its allowance for credit losses since the beginning of the pandemic. There was no material change to credit loss expense for the three months ended March 31, 2021 (Note 5).

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

16	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020 (Unaudited)
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $86 million as at March 31, 2021 (December 31, 2020 - $88 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Belize Electric Company Limited and Belize Electricity is, or is pegged to, the US dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at March 31, 2021, US$2.4 billion (December 31, 2020 - US$2.3 billion) of corporately issued US dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.2 billion (December 31, 2020 - US$10.2 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at March 31, 2021, the carrying value of long-term debt, including current portion, was $24.5 billion (December 31, 2020 - $24.5 billion) compared to an estimated fair value of $27.1 billion (December 31, 2020 - $29.1 billion).

13. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2020 Annual Financial Statements.

Contingencies
In April 2013, FortisBC Holdings Inc. and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right-of-way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

17	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT